iatrixAir™

PREDICTING AND STOPPING INDOOR AIRBORNE PATHOGENS WITH AI-MACHINE LEARNING

Pre-Series Seed B2B Health Tech Startup

Marc McConnaughey-CEO
marcm@iatrixair.com

Indoor Airborne Pathogens - Invisible Foes Disrupt Our Lives.

Kids miss school

Employees miss work

Hospitals fill up



Viruses



Bacteria



Mold

We "can't control, and can't escape" what's next


SPL

H5N1 – Next Pandemic?

People spend 90% of their life indoors-EPA

There is a race for healthy indoor air

We Know What Losing the Race for Safe and Healthy Air Looks Like:

Assisted Living Industry
Contracted – Lost Revenue
Healthcare Workers Impacted

Restaurant Industry
Declined – Lost Revenue
Costs Increased

Hotel-Industry
Declined – Lost Revenue
Costs Increased

Schools
Shutdown
Teachers/Students Impacted

Hospitals
Overloaded-Limited Surgeries
Lost Revenue-Cost Increased

Public Transportation
Ridership Declined
Lost Revenue-Cost Increased

Market Value Proposition: Decrease Employee and Energy Costs, Increase Revenue, Predict Problems

What Was Tried, Why It Didn’t Work



Opening Windows → Impractical in harsh climates, increases energy costs



HVAC Retrofits → Expensive, Time Consuming and May Not Protect Fast Enough



Air Purifiers → Too Slow to Provide High Levels Of Protection



Chemical Fogging → Safety Concerns (Some Air Purifiers fog the Air)



Mask Mandates → Controversial

The Solution – Speed. IatrixAir *Rapidly* Provides Safe And Monitored Indoor Air 24/7

1

Detect Fast



Detection-Every 10 Seconds

2

Protect Fast



Fast Air Changes Under 5 minutes

3

Inform Fast



Near Real Time Information

Faster Is Safer™


5
MINS

IatrixAir: 99.99% reduction
20m³ room


60+
MINS

Competitor: 99.9% reduction
20m³ room

The How - Significant Protection Now and In The Future

1
Detect Fast

Fast Sensors: Must know what's in the Air. Every 10 second protection.

2
Protect Fast

Fast Air Exchangers: Remove the pathogens fast and completely to 99.99%

3
Inform Fast

Fast Information: Cloud data analytics alerts every minute



Air Exchanger

- HEPA13 filters
- UV Light Engine
- Activated Charcoal Filters



Sensor Gateway

- EDGE processing
- Cellular
- LORA



Cloud Computing

- AI Algorithms
- Machine Learning
- Automated-Predictive

Patented: Design patent issued, utility patent pending.

The Opportunity

A MASSIVE MARKET, 32M BUSINESSES IN THE US ALONE.

- **Assisted Living**
- **Restaurants**
- **Factories**
- **Healthcare Settings**
- **Public Transportation**
- **Hotels**
- **Personal Care**
- **Restrooms & Locker Rooms**
- **Schools/Colleges/Universities**
- **Offices/Conference Rooms**

The Opportunity Assisted Living

SAFE AND HEATHLY AIR IS CRITICALLY IMPORTANT TO THIS INDUSTRY

- **Large Market:** $91B market, 30,000 Facilities, 1M beds, CAGR 5% to 2027

- **High Demand:** Improves level of care and safety for residents and health care employees, Reduces absenteeism of employees.

- **Incentive:** Indoor Air Quality Building Challenge- Tax credits to install safe and healthy air solutions


810,000
Americans currently reside in assisted living communities
$4,500
is the median cost of a single bedroom unit in an assisted living facility
7 out of 10
people will require assisted living care in their lifetime

- All Baby Boomers will be over 65 by 2030
- 10,000 people retire in the US every day
- 16% of the US population is 65 or older and will reach 20% by 2030

Source: Kimberly Clark Study

The Opportunity Commercial Facilities

LOCKER ROOMS AND RESTROOMS HAVE THE WORST AIR QUALITY.

- **Large Market:** 25M locker rooms/restrooms in the US. 100M Globally. $25B+ opportunity in US
- **High Demand:** 89% of workers felt that the restroom is one of the most important areas to improve building hygiene levels.
- **Incentive:** Reduces absenteeism costs, meets new Well Building standards, saves HVAC energy costs, Indoor Air Quality Building Challenge tax credit

Restroom Cleanliness is Critically Important to Employees and Consumers



73%
60%
73% of tenants say a bad restroom equals poor management
60% say an unhygienic restroom lowers their opinion of a facility

"…**washroom cleanliness**, combined with terminal cleanliness, affects overall passenger satisfaction more than any other infrastructure factor." - *2018, Airport Council International*

Source: Kimberly Clark Study

Go To Market

REVENUE STREAMS

iatrixAir™ > Independent Reps > Contractors > Building Operators & Owners

PRODUCT SALES

SUBSCRIPTION OPTION ($49/month)

DATA MONETIZATION

Business Model

Target Customer:	Facility Managers, Building Operators and Owners
Distribution Model:	Installation Contractors recruited-trained by Independent Reps
Value Proposition:	Mission Critical Indoor Air Quality - ***Fast Detection***, ***Fast Protection*** and ***Fast Information***. Air Quality Is Profitable.
Pricing:	Monthly subscription from $49/month including maintenance cellular/software/residues such as filters/lamps.
Promotion:	Contractor Tradeshows, Industry Magazine/Social Media, Test Data/ Industry Peer Reviews

Traction

ALREADY LANDING CUSTOMERS-PURCHASE ORDER RECEIVED

- Stumbaugh Letter of Intent and Purchase Received-Commercial Facilities and Restrooms

  First installation of Sensor Gateways-April 2023

  Quoting on 1,100 restroom upgrades just in CA alone

- Initial traction in US Education Markets

  First installation in Sacramento K8 school-classroom/restrooms

- Initial traction in US Tiny Home-ADU Market

  First installation in SoCal-Lancaster

Team

120 YEARS OF COMBINED EXPERIENCE



Marc McConnaughey
CEO/ CTO

- 35 yrs-Photonic/Light Technologies
- 4 Startups
- $110M total raised
- ViewSonic SVP
- $50M to $1.4B Rev
- NPI-Supply-Operations



Greg Piche
VP Product Strategy

- 25+ years Clorox
- Seasoned professional in B2B and B2C innovation
- Deep experience in M/A, having acquired 10+ brands



Steve Hutchcraft
SVP Strategic Development

- 30+ years HVAC Industry
- Carrier VP
- Amana CEO
- Silicon Valley Alliance of CEO's



Henry Artime
CMO

- 30+ years Branding & Marketing
- Founder: Artime Group Pasadena, CA
- Extensive B2B experience



Bryan Chang
VP R&D

- 25 years in Photonics/Light technologies
- Engineering-Operations

J/V

J/V

Advisors

ADDITIONAL EXPERTS TO FILL IN THE GAPS

Accelerator

Board Members



Jerry Shi
Angel Investor


with kathy

Warren Lynn
American Air & Water

Advisors



Scott Nelson
Medical Technology



Daniel Price
IOT-Cloud



Joel Pollack
Light Technologies



Lynda Klimas
Marketing Advisor



James Evans
Tiny Homes/ADU Advisor



Ralph Lloyd
Technical Advisor



Chris Klimas
Business Advisor



Rigoberto Martinez
Latin America